By: FlStanley
Reply To: 6274 by Karens1
Thursday, 28 Dec 2000 at 3:53 AM EST
Post #6286 of 6292


It seems that it's about time that any investor learns the FULL and TRUE story about the "merits" of YARC. This will no doubt give you all an understanding of why YARC has come to the end of the road.

Dr. Marshall's very own version of the ruling of the Maritime and Commercial Court of Copenhagen of 1996 is usually that YARC was found guilty of "disturbing StanTech's marketing" for which YARC was liable to pay a minor compensation. The consequence being that a few board members still believe that the Court of Copenhagen found in YARC's favour!

The truth is that YARC was convicted of copying StanTech's PostScript RIP, The DanRIP System. YARC's European headquarters in Denmark was forced to fold as YARC had to pay a major compensation to StanTech. However, YARC opened their European headquarters in England as soon as they realised that they would be found guilty of taking possession of our assets in Denmark - and continued, despite the ruling of a Danish court, a member of the EEC - to sell what was not their property!

Consequently I forced YARC out of United Kingdom by "addressing" all their European dealers as well.

During the last four years I have constantly informed the graphic arts market and especially all the major vendors of large format printers which company is the real owner of the so-called "YARCRIP". This may explain why YARC cannot sell their "Color server" or their "YARCRIP" the core of which has been proven in Court, beyond doubt, to be the property of StanTech Ltd.!!

It simply doesn't make sense to participate in any exhibition where all the companies you are trying to sell to knows the full story!

In my humble opinion Dr. Marshall should have informed everybody on this board properly of the situation. Quite a few facts are being withheld which could have saved quite a few investments, I dare say.

ANYONE on this board shall be more than welcome to request much further information in ANY details - including a copy of the ruling of Copenhagen and a copy of my letters to the management of Nasdaq - by requesting such information to be forwarded at the following e-mail address: Flemming.Stanley@mail.com

I promise to reply directly to any request within 24 hours.

Yours Sincerely

Flemming Stanley
Managing Director
StanTech UK Ltd.
173 Garden Wood Road
East Grinstead
West Sussex RH19 1SH
United Kingdom
Website: http://www.stantech.co.uk